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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                       TELEMAX GLOBAL COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87945E 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

EVAN KARRAS, 736 DUNDAS STREET EAST, TORONTO, ON, CANADA M5A 2C3- (416) 703-0334
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  87945E 10 4
 -------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  MANUCHER MISSAGHIE

 -------------------------------------------------------------------------------

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)

 -------------------------------------------------------------------------------

        3. SEC Use Only

 -------------------------------------------------------------------------------

        4. Source of Funds (See Instructions)          00

 -------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

 -------------------------------------------------------------------------------

        6. Citizenship or Place of Organization        CANADA

 -------------------------------------------------------------------------------

                          7. Sole Voting Power                         1,968,759

Number of     ------------------------------------------------------------------
Shares
Beneficially              8. Shared Voting Power                         -0-
Owned by
Each          ------------------------------------------------------------------
Reporting
Person With               9. Sole Dispositive Power                    1,968,759

              ------------------------------------------------------------------

                         10. Shared Dispositive Power                    -0-

 -------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,759

 -------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                      X
                                                                    (See Item 6)
 -------------------------------------------------------------------------------

 -------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)            17.5%

 -------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)                   IN

 -------------------------------------------------------------------------------

Item 1:

Common Stock, no par value

Item 2:
         (a)      Manucher Missaghie
         (b)      736 Dundas Street East, Toronto, Ontario, Canada M5A 2C3
         (c) Manucher Missaghie is an officer and director of the Issuer and its wholly-owned subsidiary, Telemax Global Communications (Canada ), Inc.
         (d) Reporting person has not been convicted, during the past five years, in a criminal proceeding.
         (e) Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Reporting person is a citizen of Canada

Item 3:

Pursuant to a Plan and Agreement of Reorganization between the Issuer and Telemax Global Communications (Canada), Inc., the Reporting Person exchanged his 213,300 shares of Telemax Global Communications (Canada), Inc. common stock for 1,968,759 shares of the Issuer's common stock. This exchange transaction closed on February 16, 2002.

Item 4:

The Reporting Person acquired the Issuer's common stock in a corporate transaction whereby the Issuer acquired all of the outstanding stock of Telemax Global Communications (Canada), Inc. in exchange for the issuance of 9,230,000 shares of its restricted common stock, representing approximately 85.8% of the outstanding common stock of the Issuer. As a result of this transaction, Telemax Global Communications (Canada), Inc. became a wholly-owned subsidiary of the Issuer and the former shareholders of Telemax Global Communications (Canada), Inc. acquired a controlling interest in the Issuer.

Pursuant to this corporate transaction, new directors and officers were appointed for the Issuer.

As a result of this corporate transaction, the Issuer now conducts a new business including the issuing of prepaid telephone cards in Canada and providing long distance telephone service in Canada.

In conjunction with this corporate transaction, prior to the closing, the Issuer amended its Articles of Incorporation to reflect a name change (from Organik Technologies, Inc. to Telemax Global Communications, Inc.) and a 1-for-20 reverse stock split.

The Reporting Person has no current plans to acquire additional shares of the Issuer's common stock.

Item 5:

         (a)      1,968,759 shares, seventeen and five-tenths (17.5%) percent
         (b)      1,968,759 shares
         (c) A Plan and Agreement of Reorganization was consummated between the Issuer and the reporting person (see Item 4 above)
         (d)      Not applicable
         (e)      Not Applicable

Item 6:

Telemax Global Communications (Canada), Inc. owns 400,000 shares of the Issuer's common stock. Dr. Missaghie is an officer and a Director of Telemax Global Communications (Canada), Inc. Dr. Missaghie disclaims beneficial ownership of these shares.

Item 7:

The Plan and Agreement of Reorganization dated November 16, 2001 and the Amendment thereto is filed as Exhibit A.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 -------------------------------------------------------------------------------

 Date

 February 25, 2002

 -------------------------------------------------------------------------------

 Signature
 /s/ Manucher Missaghie

 -------------------------------------------------------------------------------

 Name/Title:  Manucher Missaghie


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000
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